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                                                               EXHIBIT 99(a)(10)

PRESS INFORMATION

                                                  [LOGO OF MOTOROLA]

                                           For further information contact:


                                                                     Scott Wyman
                                                                  (847) 632-4691

                                                           For Immediate Release
                                                                  April 22, 1998




    Motorola Completes Tender Offer In Connection With Expanded Strategic
                          Relationship With NetSpeak

Schaumburg, Ill. April 22, 1998 -- Motorola, Inc. (NYSE: MOT) announced today that it has successfully completed its cash tender offer for up to 3.0 million shares of common stock of NetSpeak Corporation (NASDAQ:NSPK) by accepting for payment 2,686,470 shares validly tendered and not withdrawn pursuant to the tender offer, at a purchase price of $30.00 per share. The tender offer expired by its terms at 12:00 midnight, New York City time, on April 21, 1998. According to American Stock Transfer & Trust Company, the depositary for the tender offer, 2,686,470 shares were tendered by NetSpeak stockholders (including shares subject to guaranteed delivery) and not withdrawn prior to the expiration of the tender offer.

The completion of the tender offer is part of a recently announced expanded relationship between the companies that will combine NetSpeak's leading IP (Internet Protocol) telephony technology with Motorola's leading wireless and wireline technology. This expanded relationship includes the joint development and licensing of NetSpeak technology as well as a $30 million multi-year minimum purchase commitment by Motorola. After giving effect to the consummation of the tender offer for the 2,686,470 million NetSpeak shares, Motorola will own approximately 31.8% of the outstanding shares of NetSpeak common stock.

Motorola expects to record an in-process research and technology development writeoff during the second quarter of 1998 due to the increased investment in NetSpeak. The amount of such writeoff is dependent on a number of factors and will be determined after completion of the tender offer.

About Motorola
Motorola is one of the world's leading providers of wireless communications, semiconductors, and advanced electronic systems, components, and services.
Major equipment businesses include cellular telephone, two-way radio, paging and data communications, personal communications, automotive, defense and space electronics and computers. Motorola semiconductors power communications devices, computers and millions of other products. Motorola's 1997 sales were $29.8 billion. For more information visit our web site at http://www.mot.com